Exhibit 99.1

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the year ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022		Dec 31, 2021	Dec 31, 2022
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues from third parties	16,361,236	19,418,227	29,917,921	4,337,691	40,794,759	82,794,101	12,004,016

Revenues from related parties	26,472	101,089	84,133	12,198	31,763	333,195	48,309

Total revenues	16,387,708	19,519,316	30,002,054	4,349,889	40,826,522	83,127,296	12,052,325

Cost of revenues	(13,743,415)	(16,447,649)	(25,793,793)	(3,739,748)	(34,168,686)	(70,848,983)	(10,272,137)

Gross profit	2,644,293	3,071,667	4,208,261	610,141	6,657,836	12,278,313	1,780,188

Operating expenses:
Selling and marketing	(1,117,473)	(1,980,508)	(2,254,369)	(326,853)	(2,856,464)	(7,241,888)	(1,049,975)
General and administrative	(776,137)	(823,679)	(896,601)	(129,995)	(1,963,562)	(3,508,678)	(508,710)
Research and development	(114,549)	(201,690)	(228,399)	(33,115)	(461,590)	(724,769)	(105,082)
Impairment of long-lived assets	(150,308)	(2,662)	(214,473)	(31,096)	(273,713)	(373,732)	(54,186)
Total operating expenses	(2, 158,467)	(3,008,539)	(3,593,842)	(521,059)	(5,555,329)	(11,849,067)	(1,717,953)

Income from operations	485,826	63,128	614,419	89,082	1,102,507	429,246	62,235
Interest expenses, net	(144,420)	(128,749)	(111,716)	(16,197)	(624,029)	(490,703)	(71,145)
Subsidy income	109,636	225,336	94,048	13,636	465,685	1,089,435	157,953
Exchange gain/(loss)	(127,483)	650,466	(20,173)	(2,925)	(355,499)	1,025,891	148,740
Change in fair value of commodity futures	-	(2,554)	350	51	-	(5,837)	(846)
Change in fair value of foreign exchange derivatives	116,993	(130,196)	55,182	8,001	307,689	(168,519)	(24,433)
Change in fair value of Long-term Investment	-	-	101,871	14,770	-	101,871	14,770
Change in fair value of convertible senior notes and call option	9,540	232,961	396,794	57,530	191,641	(12,083)	(1,752)
Other income/(loss), net	(2,865)	(888)	(4,136)	(600)	1,911	7,408	1,074
Income before income taxes	447,227	909,504	1,126,639	163,348	1,089,905	1,976,709	286,596
Income tax expenses	(126,872)	(150,775)	(265,392)	(38,478)	(194,140)	(605,278)	(87,757)
Equity in earnings of affiliated companies	3,471	38,904	148,475	21,527	59,809	193,708	28,085
Net income	323,826	797,633	1,009,722	146,397	955,574	1,565,139	226,924
Less: Net income attributable to non-controlling interests	(84,359)	(247,811)	(344,701)	(49,977)	(234,554)	(944,633)	(136,959)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	239,467	549,822	665,021	96,420	721,020	620,506	89,965

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.26	2.74	3.31	0.48	3.78	3.13	0.45
Diluted	1.04	1.60	1.25	0.18	2.01	3.10	0.45

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	5.02	10.97	13.22	1.92	15.12	12.54	1.82
Diluted	4.16	6.39	5.01	0.73	8.02	12.38	1.80

Weighted average ordinary shares outstanding:
Basic	190,775,385	200,494,033	201,189,189	201,189,189	190,672,869	198,004,260	198,004,260
Diluted	205,838,968	219,038,845	219,240,028	219,240,028	205,719,772	200,408,494	200,408,494

Weighted average ADS outstanding:
Basic	47,693,846	50,123,508	50,297,297	50,297,297	47,668,217	49,501,065	49,501,065
Diluted	51,459,742	54,759,711	54,810,007	54,810,007	51,429,943	50,102,123	50,102,123

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	323,826	797,633	1,009,722	146,397	955,574	1,565,139	226,924
Other comprehensive income/(loss ):
-Unrealized gain/(loss) on available-for-sale securities	-	1,638	(665)	(96)	-	973	141
-Foreign currency translation adjustments	(107,654)	185,181	33,930	4,919	(67,732)	406,149	58,886
-Change in the instrument-specific credit risk	(15,948)	48,293	(6,265)	(908)	41,972	100,158	14,522
Comprehensive income/(loss)	200,224	1,032,745	1,036,722	150,313	929,814	2,072,419	300,473
Less: Comprehensive income attributable to non-controlling interests	(84,359)	(339,109)	(328,095)	(47,569)	(234,553)	(1,079,975)	(156,582)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	115,865	693,636	708,627	102,743	695,261	992,444	143,891

JINKOSOLAR HOLDING CO., LTD. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands)

	Dec 31, 2021	Dec 31, 2022
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	8,321,415	10,243,500	1,485,168
Restricted cash	602,044	1,027,454	148,967
Restricted short-term investments	9,261,918	8,945,271	1,296,942
Short-term investments	150,000	-	-
Accounts receivable, net - related parties	29,417	139,714	20,257
Accounts receivable, net - third parties	7,471,103	16,674,876	2,417,630
Notes receivable, net - related parties	-	282,824	41,006
Notes receivable, net - third parties	1,689,102	6,697,096	970,988
Advances to suppliers, net - related parties	-	56,860	8,244
Advances to suppliers, net - third parties	1,536,155	3,271,284	474,292
Inventories, net	13,252,352	17,450,284	2,530,053
Forward contract receivables	73,532	119,625	17,344
Prepayments and other current assets, net - related parties	17,348	23,105	3,350
Prepayments and other current assets, net	2,435,056	3,290,902	477,136
Held-for-sale assets	684,631	-	-
Available-for-sale securities	-	104,499	15,151
Total current assets	45,524,074	68,327,294	9,906,528

Non-current assets:
Restricted cash	1,204,697	1,378,680	199,890
Accounts receivable, net - third parties	27,624	-	-
Long-term investments	633,866	1,711,072	248,083
Property, plant and equipment, net	19,969,894	32,290,088	4,681,623
Land use rights, net	1,090,057	1,431,424	207,537
Intangible assets, net	55,484	79,600	11,541
Financing lease right-of-use assets, net	628,592	558,407	80,961
Operating lease right-of-use assets, net	438,271	396,966	57,555
Deferred tax assets	371,767	704,244	102,106
Advances to suppliers to be utilised beyond one year	296,709	310,375	45,000
Other assets, net - related parties	3,292	52,363	7,592
Other assets, net - third parties	2,739,159	1,421,669	206,123
Total non-current assets	27,459,413	40,334,888	5,848,011

Total assets	72,983,487	108,662,182	15,754,539

LIABILITIES
Current liabilities:
Accounts payable - related parties	15,863	-	-
Accounts payable - third parties	6,799,854	10,378,076	1,504,680
Notes payable - related parties	-	419,500	60,822
Notes payable - third parties	12,072,223	20,204,323	2,929,351
Accrued payroll and welfare expenses	1,240,791	2,035,931	295,182
Advances from related parties	-	3,829	555
Advances from third parties	5,914,354	9,220,267	1,336,813
Income tax payable	214,856	737,735	106,962
Other payables and accruals	4,844,083	9,214,384	1,335,962
Other payables due to related parties	2,230	5,964	865
Forward contract payables	2,659	63,137	9,154
Financing lease liabilities - current	194,939	168,381	24,413
Operating lease liabilities - current	62,515	65,489	9,495
Short-term borrowings from third parties, including current portion of long-term bank borrowings	13,339,367	12,419,170	1,800,610
Guarantee liabilities to related parties	2,500	-	-
Held-for-sale liabilities	553,234	-	-
Deferred revenue	200,000	-	-
Total current liabilities	45,459,469	64,936,186	9,414,864

Non-current liabilities:
Long-term borrowings	9,896,455	13,022,795	1,888,128
Convertible senior notes	1,098,736	1,070,699	155,237
Accrued warranty costs - non current	858,641	1,422,276	206,211
Financing lease liabilities	236,374	69,881	10,131
Operating lease liabilities	385,420	339,885	49,279
Deferred tax liability	183,003	194,808	28,245
Long-term Payables	568,495	601,759	87,247
Guarantee liabilities to related parties - non current	9,642	-	-
Total non-current liabilities	13,236,766	16,722,103	2,424,478

Total liabilities	58,696,235	81,658,289	11,839,342

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 193,770,753 and 204,135,029 shares issued as of December 31, 2021 and December 31, 2022, respectively)	26	28	4
Additional paid-in capital	5,617,923	9,912,931	1,437,240
Accumulated other comprehensive income	(154,375)	217,563	31,544
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2021 and December 31, 2022	(43,170)	(43,170)	(6,259)
Accumulated retained earnings	5,629,377	6,249,883	906,148

Total JinkoSolar Holding Co., Ltd. shareholders' equity	11,049,781	16,337,235	2,368,677

Non-controlling interests	3,237,471	10,666,658	1,546,520

Total shareholders' equity	14,287,252	27,003,893	3,915,197

Total liabilities and shareholders' equity	72,983,487	108,662,182	15,754,539